Exhibit 99.1

Northern Dynasty: Pebble Partnership welcomes White House review of southwest Alaska’s Pebble Project

August 7, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned US-based subsidiary Pebble Limited Partnership (“Pebble Partnership”) issued a public statement, welcoming a pending White House review of southwest Alaska’s Pebble Project and the Final Environmental Impact Statement (EIS) released by the US Army Corps of Engineers (USACE) last month.

The statement, quoting Pebble Partnership CEO Tom Collier, expresses confidence that the scientific and regulatory record established by Pebble’s Final EIS “demonstrates the project can be developed without harm to Bristol Bay fisheries.” The following is excerpted from the Pebble Partnership statement:

“’We are aware of the comments President Trump made earlier this week that he will ‘listen to both sides’ of the issue concerning our project,’ said Collier. ‘Quite frankly, I wouldn’t expect anything less when it comes to a project of Pebble’s import to our state and our country.”

“Collier said the Pebble Partnership remains confident that final regulatory decisions about Pebble will be based on the Final EIS published by the USACE on July 24, 2020, which clearly establishes the project can co-exist with clean water and healthy fish and wildlife populations, while making a significant positive socioeconomic contribution to the Bristol Bay region, the state and the nation. He added the Pebble EIS is a direct extension of President’s Trump’s policy direction that permitting decisions on major US development projects be based on objective, independent science and efficient regulatory processes.

“’As the President begins his look at Pebble, he’s going to find the USACE has just completed an intensive 2½-year scientific review involving eight federal agencies, three state agencies, local government and federally recognized tribes. Over 2,000 pages, plus appendices, the Final EIS provides an irrefutable scientific and administrative record that finds Pebble is a project of merit that will do no harm to Bristol Bay fish populations, and will fully coexist with thriving commercial, subsistence and sport fisheries.

“’With all due respect to those who remain concerned about Pebble’s potential effects on Bristol Bay salmon, including some who may have tweeted their concerns in recent days, the Final EIS has really put this matter to bed after more than 15 years of debate.’

“Collier said critics who suggest the Pebble Project EIS was rushed, politically motivated or scientifically flawed are attacking the credibility of the US Army Corps of Engineers and its personnel.

“’David Hobbie, who supervised the Pebble EIS for the USACE, is a man hugely respected within government for his integrity and competence. So much so that, at the beginning of the Trump administration, he was detailed to the White House to help write the permitting portions of the President’s original infrastructure package.

“’Now, there is a time during the EIS process for differences of opinion to be debated and carefully examined, but that time has passed. The statutory process under NEPA (the National Environmental Policy Act) designates the USACE and credentialed experts like Mr. Hobbie as the final umpire. He has called balls and strikes at Pebble, and that review is complete.’

“Collier said too often in the past, previous administrations have allowed statutory permitting processes to be politicized. He said both President Trump and his supporters have taken strong positions against such political interference – including: the Governor of Alaska and many of the state’s senior legislators; the National Mining Association, the Resource Development Council for Alaska, the Alaska Miners Association and other national and state trade organizations; the Western Congressional Caucus, Americans for Tax Reform, Competitive Enterprise Institute, among other conservative groups.

“’Under the Obama-era EPA, Pebble was really the poster child for political interference in regulatory decision-making. But there’s a strong wall of pro-development and conservative voices who have requested that President Trump establish a strong precedent for allowing the statutory process for Pebble to play out without political interference.

“’All of President Trump’s recent permitting reform announcements rest on a bedrock principle – the precept of the ‘rule of law’– that permitting processes must be allowed to operate free of political interference. It is absolutely essential to encouraging investment in major projects in America. In Pebble’s case, we’ve invested nearly $1 billion in getting to this point in the federal permitting process. Every other major project developer and investor in the world is watching whether this administration delivers on its promise to eliminate political influence from permitting.’

“In addition to final permitting decisions at Pebble setting an important precedent, Collier said the project will deliver significant economic benefits for Alaska and the United States. These include thousands of high paying jobs, billions of dollars in state government revenues and many more billions in economic activity in Alaska – a state with significant economic and fiscal challenges exacerbated by the COVID-19 pandemic.

“’I want to be very clear that, while some will refer to Pebble as a ‘foreign’ company, the Pebble Partnership is an American company created to develop a great American resource for the benefit of Americans. And though Northern Dynasty Minerals – at this time, the sole partner in the Pebble, enterprise – is a publicly held company headquartered in Canada, nearly half of its shareholders are Americans and about 80% of its shares are traded on American exchanges.’

“Collier closed by reaffirming his belief that President Trump’s review and final permitting decisions at Pebble will be based upon the sound scientific and administrative record established by the Final EIS. That expectation is reinforced by a large number of pro-development and conservative voices about the importance of a proper review process for projects like Pebble:

 “Myron Ebell, Competitive Enterprise Institute: ‘I am disappointed to see Donald Trump, Jr. endorse the illegitimate and thoroughly discredited Obama EPA position on the Pebble Mine, rather than the conclusion of one of the most exhaustive Environmental Impact Statements ever undertaken. CEI strongly believes that science, rather than uninformed opinion, should direct important decisions on natural resource development.’

“Western Congressional Congress: ‘Allowing the process to work and following the science is the correct path to follow. At a time when mineral scarcity is threatening national and economic security, we must support environmentally responsible projects developing America’s resources.’

“Americans for Limited Government: ‘After almost a decade, it is time to allow the owners of Pebble deposit to have their opportunity to present their engineering studies and mining plans for fair and honest federal scrutiny. When, and if, the NEPA process is successfully completed, the decision will lie where it rightfully should – with the state of Alaska which traded for this land and zoned it for mining in the first place.’

“Grover Norquist, Americans for Tax Reform: ‘Pebble Mine would decrease our reliance on China for critical minerals while creating thousands of new jobs in Alaska. It passed its environmental review, now it’s time to move. Only the government would sit this long on a $500 billion gold mine.’

“Rich Nolan, National Mining Association: ‘The Pebble mine has just completed the process of one of the most comprehensive environmental impact statements undertaken on a mine in recent years. The conclusions of that final EIS are quite clear - the Pebble project is expected to have no measurable impact on the fish in the Bristol Bay fishery. It is important that science guide these important decisions on mining issues.’

 “Alaska Governor Mike Dunleavy: ‘When I took office, my top priority was to grow Alaska’s economy by letting the world know that Alaska was open for business and to encourage companies across the globe to invest in our state. The number one way to accomplish this goal is to let potential investors know that we have regulatory and permitting stability in Alaska.’

“Sen. Cathy Giessel, President of the Alaska State Senate: ‘Alaska’s people have prospered and flourished in part because of a healthy mining industry. Alaska has never taken our eyes off of an objective process for reviewing projects like Pebble.  There are strict federal and state standards that must be met and companies need to know their potential projects will be vetted free from the whims of political opinion.’

“Corri Feige, Commissioner of Alaska Dept. of Natural Resources: ‘The Pebble project in Southwest Alaska, with an estimated $400 billion worth of copper, gold and molybdenum, has become a rally cry for anti-development forces willing to conduct aggressive anti-mining misinformation campaigns. But project proponents continue to advance, having confidence in a government and citizenry that support due process of law and offer a fair opportunity for resource development.  The Pebble project is working with the state and federal agencies, as well as regional stakeholders, advancing through a thicket of regulatory and political hurdles.’

“Pete Kelly, Former President of Alaska State Senate: ‘For years we've seen outside environmental lobbyists drag Pebble through the mud - and nothing was learned.  Well now the EPA and the Corps of Engineers have dragged Pebble through science, and science has proven Pebble is safe and compatible with fisheries. I'm sure the criticism from "Big Environmental" will continue. I guess you can't reason with science deniers.’

“Deantha Skibinski, Alaska Miners Association: ‘We are frustrated that mining critics continue to urge some sort of avoidance of the permitting process for Pebble. We are in a time where economic stability could not be more critical, and when a mining project demonstrates that it can be done safely, as Pebble has, then it has every right to proceed down the prescribed permitting route. Yesterday, President Trump stated that he loves Alaska and it is a special place. We agree, and are hopeful that we will see continued support for a fair permitting process out of his Administration.’

“Karen Matthias, Council of Alaska Producers: ‘The Council strongly believes that development of our natural resources should be accomplished through a permitting and regulatory framework that is rigorous, science based, transparent, and predictable. CAP members firmly believe in due process and the rule of law. We count on the established permitting and review process as the best places to make decisions about development projects in Alaska.’

“Kati Capozzi, Alaska Chamber of Commerce: ‘The Chamber has consistently advocated for responsible resource development in Alaska, for responsible and fair permitting across all industries and projects including Pebble and for responsible rules to govern and guide Alaska decision-making.  As all of us look for ways to get our economy back on solid ground, we cannot afford to have selective or political interference in the permitting process.’

“Rebecca Logan, Alaska Support Industry Alliance: ‘Alaska has enjoyed the benefits of mining for well over 100 years, with the last several decades seeing new innovations and advancements for protecting the environment.  Alaska has stringent regulations to protect its land and waters. Pebble should be vetted like any other Alaska resource project and this review should be free of interference from special interest groups – especially those outside of Alaska.  As our resource revenues continue to decline and our state faces serious budget challenges, Pebble could be the first step to turn the state around.’

“Alicia Siira, Associated General Contractors of Alaska: ‘We support the responsible development of Alaska’s natural resources, the diversification of Alaska’s economy, and the legal and proper permitting process for all projects. Pebble is being fairly vetted through the federal permitting process and it should stand on its merits rather than politics.  Pebble is an asset for all Alaskans. Alaska and the nation need the jobs and economic activity it could bring.’”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com